UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026563

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAY 28 2015
WASH., D.C.
189

SEC FILE NUMBER
8-33262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sauer, Dazey Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd, 8th Floor
(No. and Street)

St Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates, LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road	St Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tx 5/28

tx 5/28

OATH OR AFFIRMATION

I, Andrew C. Dazey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Lynn M. Cline
Notary Public - Notary Seal
State of Missouri
St. Louis County
Commission Expires Mar. 31, 2016
Commission #12497925

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sauer, Dazey Investment Company

Financial Statements and Additional Information

For the Fiscal Year Ended March 31, 2015

and

Report of Independent Registered Public Accounting Firm

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1 – 2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 – 8
Additional Information Pursuant to SEC Rule 17a-5	
Schedule I: Independent Accountant Report on Entity's Exemption Report	9
Schedule II: Entity Exemption Report	10
Schedule III: Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement	11
Schedule IV: Independent Auditor's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	12 – 13
Schedule V: Form SIPC-7 General Assessment Reconciliation	14 – 15

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report

To the Board of Directors and Shareholders
of Sauer, Dazey Investment Company

We have audited the accompanying financial statements of Sauer, Dazey Investment Company (a Missouri corporation), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in shareholders' equity, and cash flows for the period then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sauer, Dazey Investment Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sauer, Dazey Investment Company as of March, 31 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital has been subjected to audit procedures performed in conjunction with the audit of Sauer, Dazey Investment Company's financial statements. The supplemental information is the responsibility of Sauer, Dazey Investment Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we

evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Certified Public Accountants
Saint Louis, Missouri

May 26, 2015

Sauer Dazey Investment Company
Statement of Financial Condition
As of March 31, 2015

ASSETS

Current Assets		
Cash and Cash Equivalents		195,509
Cash Deposit with Clearing Broker		27,669
Commissions Receivable		1,730
Prepaid expenses and other current assets		519
Total Current Assets		225,426
Total Assets	**$**	**225,426**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-
Total Liabilities		-
Stockholder's Equity		
Common Stock, par value $10 per share; 3,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional Paid in Capital		19,410
Retained Earnings		162,109
Net Income		33,907
Total Shareholder's Equity		225,426
Total Liabilities and Shareholder's Equity	**$**	**225,426**

See auditor's report and accompanying notes to the financial statements

Sauer Dazey Investment Company
Statement of Income
For the Fiscal Year Ended March 31, 2015

Revenue		
Commissions	$	155,757
Interest and Dividends		23
Total Revenue		155,780
Expenses		
Operating Expenses		55,216
Brokers' Commissions and Clearing Fees		54,006
Professional Fees		4,880
Regulatory Fees and Expenses		7,771
Total Expenses		121,873
Net Income	**$**	**33,907**

See auditor's report and accompanying notes to the financial statements

Sauer Dazey Investment Company
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended March, 31 2015

		31-Mar-14	Net Income	Dividends Paid to Parent Company		March 31,2015
Common Stock	$	10,000			$	10,000.00
Additional Paid in Capital		19,410				19,410
Retained Earnings		197,109	33,907	-35,000		196,016
Total	**$**	**226,519**			**$**	**225,426**

See auditor's report and accompanying notes to the financial statements

Sauer Dazey Investment Company
Statement of Cash Flows
For the Fiscal Year Ended March 31, 2015

Cash Flows from Operating Activities	
Net income	$ 33,907
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commission Receivable	6,549
Prepaid expenses and other current assets	(518)
Increase (decrease) in liabilities:	
Accrued Professional Fees	(4,000)
Cash Provided by Operating Activities	35,938
Cash Flows from Financing Activities	
Distributions	(35,000)
Cash Used for Financing Activities	(35,000)
Net Increased in Cash	**938**
Cash and Cash Equivalents, Beginning of Year	222,239
Cash & Cash Equivalents	195,509
Cash Deposit With Dealer Broker	27,669
Cash and Cash Equivalents, End of Year	**$ 223,178**

See auditor's report and accompanying notes to the financial statements

I. Summary of Significant Accounting Policies

Basis of Presentation – Sauer, Dazey Investment Company (the Company) is a wholly owned subsidiary of Orion Investment Company (Orion), which is a registered investment adviser. The Company is a registered securities broker/dealer and is a member of the Financial Industry Regulatory Authority. The Company clears all customer transactions through another broker/dealer on a fully disclosed basis. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

Revenue Recognition – Commission revenues and expenses related to security transactions, which are cleared through another broker/dealer, are recorded on a settlement date basis. Reporting such transactions on a trade date basis would not result in any material differences to the financial statements.

Income Taxes – The Company and Orion Investment Company file consolidated federal and Missouri income tax returns. No provision for income taxes was required for the consolidated income tax returns for the fiscal year ended March 31, 2015. If the Company had filed its own separate income tax returns, the income tax liability would be approximately $7,204.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

II. Concentration of Credit Risk

Sauer, Dazey Investment Company is located in Saint Louis, Missouri. Most of its clients are individuals who reside in the Saint Louis metropolitan area.

The Company maintains an account with Bank of America and two money market accounts with RBC Correspondent Services (RBC), a securities broker/dealer. Bank of America provides $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. RBC provides $100,000 of coverage through the Securities Investor Protection Corporation. RBC has also purchased additional coverage for the entire net asset value of each account. There were no amounts in excess of insured limits at either account on March 31, 2015.

III. Net Capital Requirements

Sauer, Dazey Investment Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital of $50,000 and that the ratio of aggregate indebtedness to net capital, both as

defined, not exceed 10 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid, if the Company's resulting net capital is less than $50,000, or its ratio of aggregate indebtedness to net capital exceeds 10 to 1. The Company's net capital and the required minimum net capital were $220,691 and $50,000 respectively at March 31, 2015, resulting in net capital of $170,691 in excess of the minimum requirement.

IV. Related Party Transactions

The Company entered into an agreement regarding the allocation of operating expenses with Orion, whereby payments are made to Orion on a monthly basis to compensate for salaries of officers and employees, occupancy, and equipment expenses. Operating expenses were $55,216 for the fiscal year ended March 31, 2015.

V. Disclosure of Subsequent Events

In accordance with ASC 855, the Company evaluated subsequent events through May 12, 2015, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statement.

Additional Information Pursuant to

SEC Rule 17a-5

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Sauer, Dazey Investment Company

We have reviewed management's statements, included in the accompanying Sauer, Dazey Investment Company's Exemption Report, in which (1) Sauer, Dazey Investment Company identified the following provision of 17 C.F.R. §15c3-3(k) under which Sauer, Dazey Investment Company claimed an exemption from 17 C.F.R. §240.15c3-3: *(2)(ii)* (the "exemption provisions") and (2) Sauer, Dazey Investment Company stated that Sauer, Dazey Investment Company met the identified exemption provisions throughout the most recent fiscal year without exception. Sauer, Dazey Investment Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sauer, Dazey Investment Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauk Kruse & Associates, LLC

Certified Public Accountants
Saint Louis, Missouri

May 26, 2015

Sauer, Dazey Investment Company's Exemption Report

Sauer, Dazey Investment Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3, (k): *(2)(ii)*.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sauer, Dazey Investment Company

I, ANDY DAZEY, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ANDY DAZEY

Title: PRESIDENT

May 26, 2015

Sauer, Dazey Investment Company
Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
As of March 31, 2015

Stockholder's Equity		
Capital Stock	$	10,000
Additional Paid in Capital		19,410
Retained Earnings		196,016
Total Capital		225,426
Less: Non-Allowable Assets		
Prepaid Expenses and Other Assets		-
Total Nonallowable Assets		-
Less 2% Haircuts on Money Market Accounts		
Deposit Money Market		553
Investment Money Market		3,663
Total Haircut		4,217
Net Capital		221,209
Less: Net Capital Requirement		50,000
Net Capital in Excess of Requirement	**$**	**171,209**
Net Capital in Excess of 120% of Requirement		161,209
Aggregate Indebtedness		
Accrued Professional Expenses		-
Total Aggregate Indebtedness		-
Ratio of Aggregate Indebtedness to Net Capital		**0.00 to 1**

Sauer, Dazey Investment Company is exempt from Rule 15c3-3 as all customer transactions are cleared through RBC Capital Markets on a fully disclosed basis.

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

721 Emerson Road, Suite 120 | St.Louis, MO 63141 | www.haukkruse.com
p. 314.993.4285 | f. 314.993.4288

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Sauer, Dazey Investment Company
Saint Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Sauer, Dazey Investment Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sauer, Dazey Investment Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sauer, Dazey Investment Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hochschulz Kruse & Associates LLC

Certified Public Accountants
Saint Louis, Missouri

May 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033262 FINRA MAR
SAUER DAZEY INVESTMENT COMPANY
7800 FORSYTH BLVD STE 820
SAINT LOUIS MO 63105-3349

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew C. Dazey 314-725-3800

2. A. General Assessment (item 2e from page 2) $ 254.37
   B. Less payment made with SIPC-6 filed (exclude interest) (132.33)
   October 7, 2014
   Date Paid
   C. Less prior overpayment applied (.00)
   D. Assessment balance due or (overpayment) 122.04
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum .00
   F. Total assessment balance and interest due (or overpayment carried forward) $ 122.04
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 122.04
   H. Overpayment carried forward $(.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sauer, Dazey Investment Company
(Name of Corporation, Partnership or other organization)

x [signature]
(Authorized Signature)

President
(Title)

Dated the 14th day of April, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2014 and ending 3/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 155,780
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	155,780
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	54,006
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	25
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	
Total deductions	54031
2d. SIPC Net Operating Revenues	$ 101749
2e. General Assessment @ .0025	$ 254.37
	(to page 1, line 2.A.)